BB



SECU[obscured]MISSION

03053146

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8-27945

NOV 2 8 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PreferredTrade, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Mission Street, #400
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Tagle — 415-764-2498
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, C. Mark Bold and Michael D. Tagle, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of PreferredTrade, Inc., as of September 30, 2003, is true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

25th day of November 2003

Signature — President and COO, Title

Signature — Chief Financial Officer, Title

Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-20-2006

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).


RECEIVED
NOV 2 8 2003
WASH, D.C.

PreferredTrade, Inc.

Statement of Financial Condition

September 30, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

PreferredTrade, Inc.
Table of Contents
September 30, 2003


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
PreferredTrade, Inc.

We have audited the accompanying statement of financial condition of PreferredTrade, Inc. as of September 30, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PreferredTrade, Inc. as of September 30, 2003 in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois
November 14, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

PreferredTrade, Inc.
Statement of Financial Condition
September 30, 2003

Assets

Cash	$ 1,416,322
Cash and securities segregated under federal and other regulations	58,129,894
Receivables from	
Broker-dealers and clearing organizations	16,723,214
Customers	14,210,422
Non-customers	32,898
Securities owned	12,724,418
Fixed assets and computer software, net of accumulated depreciation and amortization	5,081,529
Goodwill	2,264,189
Other assets	1,335,358
Total assets	**$ 111,918,244**

Liabilities and Stockholders' Equity

Liabilities	
Payable to	
Broker-dealers and clearing organizations	$ 655,782
Customers	86,209,436
Non-customers	3,111,260
Securities sold, not yet purchased	1,275,086
Accounts payable and accrued expenses	1,825,604
Notes payable	615,000
Total	93,692,168
Liabilities subordinated to claims of general creditors	17,117,000
Stockholders' equity	1,109,076
Total liabilities and stockholders' equity	**$ 111,918,244**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—PreferredTrade, Inc. (the "Company") is a registered broker-dealer and futures commission merchant with offices in San Francisco, Chicago, New York and Philadelphia. The Company provides execution and clearing services of securities, options, and futures transactions for retail, market maker, and institutional customers located primarily in the United States. The Company also engages in proprietary trading and has floor brokerage operations on various domestic exchanges. The Company is a member of the New York Stock Exchange, Inc. (the "NYSE"), the National Association of Securities Dealers, Inc. (the "NASD"), the National Futures Association (the "NFA"), and other domestic exchanges and regulatory organizations.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Commodities Transactions—Proprietary securities and commodities transactions are recorded on trade date. Securities owned, securities sold, not yet purchased, and open commodity positions are recorded at fair value based on quoted market prices, and gains and losses arising from all such transactions are recorded on trade date.

Customer and non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Commissions and related expenses on customer and noncustomer commodities transactions are recorded on trade date. Noncustomer securities transactions include transactions executed for foreign financial institutions and transactions executed for principals of the Company.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities Purchased Under Agreements to Resell—Securities purchased under agreements to resell ("Resale Agreements") are treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired plus accrued interest. It is the policy of the Company to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. The Company monitors the market value of the underlying securities daily, and requests additional collateral when appropriate.

Securities Borrowed—Securities borrowed are treated as collateralized financing transactions and are included in the statement of financial condition at the amount of cash deposited as collateral. Interest income is recorded on the accrual basis. The Company monitors the market value of the securities daily, with additional collateral provided or recalled as necessary.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Fixed Assets and Computer Software—Computer hardware, equipment, furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the shorter of the respective lease terms or the lives of the improvements. Expenditures that substantially increase an asset's useful life are capitalized. Minor replacements, enhancements, maintenance and repairs are charged to expense as incurred.

The Company capitalized certain costs associated with computer software developed for internal use. Capitalization began when both the preliminary project stage was completed and management authorized further funding of the project. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software. Capitalization of such costs ceased when the project was completed and ready for its intended purpose. Computer software is amortized on a straight-line basis over its estimated useful life.

Goodwill—Goodwill represents the excess of purchase price over the fair value of the net assets of Preferred Interactive Inc., which the Company acquired in June 2000, less accumulated amortization of $399,563. Goodwill is reviewed at least annually for possible impairment.

Income Taxes—The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, stockholders are responsible for the federal income tax effect of their respective shares of the Company's taxable income or loss.

Stock-Based Compensation—The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, ("SFAS 123"), "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the excess of the fair value of the Company's stock over the exercise price, if any, on the date of grant. The Company accounts for stock issued to nonemployees in accordance with the provisions of SFAS 123.

Advertising—Advertising costs are expensed as incurred.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year end exchange rates.

Note 2 Cash and Securities Segregated Under Federal and Other Regulations

The Company is subject to the Securities and Exchange Commission's (the "SEC") Customer Protection Rule ("Rule 15c3-3"), which requires the Company to maintain funds in a Special Reserve Bank Account for the Exclusive Benefit of Customers and to maintain possession or control of any customer securities. At September 30, 2003, the Company's deposit under Rule 15c3-3 totaled $57,154,329, or $57,358,027 after a next business day deposit. This latter amount was in excess of the amount required to be on deposit of $54,858,025 and consists of cash of $755,729, Resale Agreements with a contract value of $35,200,000, and securities with a market value of $21,402,298. At September 30, 2003, the fair value of collateral obtained under the Resale Agreements was substantially equal to their carrying amount.

Also, at September 30, 2003, cash on deposit with a bank of $593,356 and assets on deposit with a futures commission merchant of $382,210 are segregated under the Commodity Exchange Act.

Note 3 Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations (except amounts segregated under federal and other regulations) at September 30, 2003, consist of:

	Receivable	Payable
Securities borrowed	$ 14,591,600	$ -
Securities failed to deliver and receive	879,067	507,171
Receivable from and payable to broker-dealers and clearing organizations, including net payable for securities transactions not yet due	1,178,956	144,417
Other	73,591	4,194
Total	$ 16,723,214	$ 655,782

At September 30, 2003, the fair value of securities borrowed was substantially equal to the deposits.

Note 4 Receivable from and Payable to Customers and Non-Customers

Receivable from and payable to customers and non-customers arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities owned by customers and non-customers and held by the Company as collateral or as margin and the market value of options positions owned by customers and non-customers are not reflected in the statement of financial condition. A portion of these securities has been deposited as margin with clearing organizations. At September 30, 2003, the fair market value of customer and non-customer securities held was $233,205,442, of which $4,634,822 was deposited as margin with clearing organizations.

Note 5 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased (excluding securities segregated under federal and other regulations), at September 30, 2003 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Resale Agreements	$ 4,400,000	$ -
U.S. Government obligations	7,412,528	
Equity option contracts	324,800	78,655
Equities	587,090	1,196,431
Total	$ 12,724,418	$ 1,275,086

Resale Agreements represent the simultaneous purchase and resale of U.S. Government obligations with same day settlement on the purchase and next day settlement on the resale. At September 30, 2003, the fair value of collateral obtained under these Resale Agreements was substantially equal to their carrying amounts.

At September 30, 2003, U.S. Government obligations of $6,512,888 are pledged as collateral to a clearing organization and $899,640 are pledged for the Company's letter of credit.

Note 6 Fixed Assets and Computer Software

Fixed assets and computer software at September 30, 2003 consist of:

	Amount	Useful Life
Furniture and fixtures	$ 358,981	7 years
Computer hardware, software and telecommunications equipment	9,585,368	3 - 5 years
Leasehold improvements	1,454,633	6 - 10 years
	11,398,982	
Accumulated depreciation and amortization	6,317,453	
Net	$ 5,081,529	

Note 7 Notes Payable and Borrowing Facilities

At September 30, 2003, notes payable are due to an officer and stockholder of the Company, bear interest at 6 percent, and are due on demand. Interest payable at September 30, 2003 on this note was $153,032.

The Company has a $50,000,000 secured bank line of credit with borrowings due on demand, and interest at the Federal Funds rate plus 1 percent. The Company also has a $5,000,000 secured bank line of credit with borrowings due March 1, 2004, and interest at the Federal Funds rate plus 1 percent. The Company had no borrowings outstanding against these lines at September 30, 2003.

The Company has a letter of credit outstanding at September 30, 2003 of approximately $725,000 relating to an equipment operating lease. The Company is charged an annual fee of 1.5 percent of the face value.

Note 8 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at September 30, 2003 consist of:

Amounts due to stockholder, interest at 3 percent, maturing:	
December 31, 2003	$ 3,075,000
June 30, 2004	3,000,000
December 31, 2004	3,025,000
January 31, 2005	1,200,000
June 30, 2005	2,000,000
July 30, 2006	2,000,000
Amounts due to stockholders, interest at 10 percent, maturing:	
April 30, 2004	100,000
January 30, 2005	150,000
February 28, 2005	50,000
Amounts due to others, interest at 10 percent, maturing:	
December 31, 2003	1,500,000
January 30, 2004	200,000
January 31, 2004	100,000
February 28, 2004	317,000
December 31, 2004	400,000
	$ 17,117,000

The lenders have indicated their intention to extend the maturity date of subordinated liabilities expiring in December 2003.

Note 8 Liabilities Subordinated to Claims of General Creditors, *Continued*

Liabilities subordinated to claims of general creditors are under agreements approved by the NYSE and the NFA and are available in computing net capital under minimum capital requirements. Furthermore, $5,200,000 of amounts due to stockholder qualifies as equity capital, as such term is defined for regulatory purposes. To the extent that subordinated liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 14).

Note 9 Related-Party Transactions

The Company provides clearing and execution services to entities affiliated through common ownership and to employees and stockholders of the Company. At September 30, 2003, the settled cash balances due to and from these related parties are reflected in the statement of financial condition as payable to and receivable from non-customers.

The Company pays certain expenses on behalf of an entity affiliated through common ownership. Other assets at September 30, 2003 includes $487,025 due from this related party.

Entities in which members of the Company's board of directors have ownership interests provide professional, quote and marketing services to the Company.

Note 10 Profit Sharing Plan

The Company maintains a salary reduction profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code covering eligible employees, as defined. Contributions to the plan by the Company are at the discretion of the Board of Directors.

Note 11 Stock Option Plan

Management of the Company may, at its discretion, grant eligible employees options to purchase shares of the Company's stock. At September 30, 2003, the Company has reserved up to 61,392 shares of common stock issuable upon exercise of options issued to certain employees of the Company, pursuant to various arrangements (the "Option Contracts"). Such options are exercisable at prices established at the date of grant and have various terms and other conditions contained in the Option Contracts. The options generally vest over a period of one to four years from date of issuance. At September 30, 2003, all options are fully vested and exercisable if certain terms and conditions are met. The Option Contracts generally do not have a stated contractual life.

Note 11 Stock Option Plan, *Continued*

SFAS 123 requires disclosure of pro forma information as if the provisions of SFAS 123 had been adopted. The fair value of each stock option was estimated on the measurement date using the Black-Scholes option-pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. The Company's stock options have characteristics significantly different from those of traded options; therefore, the Black-Scholes option-pricing model may not provide a reliable measure of the Company's stock options.

The following disclosures are determined through the use of management's estimates, which take into account the stock's value, exercise price at the grant date, restrictions upon transferability and the following assumptions:

Expected stock price volatility	60%
Risk-free interest rate	5.50%
Expected dividend rate	0
Expected life of options	8 years

A summary of the outstanding stock options and changes during the year ended September 30, 2003 is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	70,642	$ 22.41
Granted	-	
Exercised	-	
Forfeited	(9,250)	31.59
Outstanding, end of year	61,392	21.03

The following summarizes information about stock options outstanding at September 30, 2003:

	Options Outstanding		
Exercise Price	Employees	Former Employees	Total
$ 1.94	31,118	13,162	44,280
31.59	925	9,250	10,175
115.02		2,303	2,303
126.52		2,094	2,094
134.95		1,308	1,308
143.95		1,232	1,232
	32,043	29,349	61,392

The pro forma effect of recognizing compensation expense under SFAS 123 for options outstanding to employees would have decreased stockholders' equity at September 30, 2003 by approximately $520,000.

Note 12 Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements that expire at various dates through 2010. At September 30, 2003, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2004	$ 990,738
2005	949,516
2006	882,469
2007	426,321
2008	426,321
Thereafter	852,642
	$ 4,528,007

In the normal course of business, the Company is subject to various litigation, regulatory, and arbitration matters. At this time, the likelihood of an unfavorable outcome and an estimate of the amount or range of potential losses are undeterminable. The Company vigorously defends against these claims and, in the opinion of the Company's management, the resolution of these matters will not result in a material adverse effect on the Company's financial position or operations.

The Company incurred a loss for the year ended September 30, 2003, and it has an accumulated deficit as of September 30, 2003. The Company's ability to meet its obligations and capital requirements in the normal course of business is dependent upon its ability to continue to obtain equity or subordinated debt financing and/or sustain profitable operations. Management believes that it will be able to obtain such financing and is projecting profitable operations in fiscal 2004 based on plans to increase market share in various areas of operation. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 13 Financial Instruments

Accounting Policies

Substantially all of the Company's assets and liabilities are considered financial instruments, except for goodwill, fixed assets and computer software, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

The fair value of securities and equity options contracts are recorded in securities owned and securities sold, not yet purchased. The fair value of open futures and options on futures contracts are recorded as receivable from or payable to broker-dealers.

Note 13 Financial Instruments, *Continued*

Customer Activities—In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities, options, and futures transactions. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls this risk by performing daily trade reconciliations and by balancing all purchases and sales, thereby identifying any unknown transactions. All unknown transactions are investigated and resolved.

Customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Customer transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

Proprietary Trading Activities—In connection with its proprietary trading activities, the Company enters into transactions involving derivative financial instruments, including options and futures contracts. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These agreements and commitments are generally transacted on an organized exchange. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the market value of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2003.

Note 13 Financial Instruments, *Continued*

Credit Risk—The Company has established credit policies for commitments involving financial instruments with off-balance-sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. In addition, the Company limits credit risk by generally executing option contract transactions through regulated exchanges.

Concentration of Credit Risk—The Company enters into various transactions with broker-dealers, clearing organizations, and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

Note 14 Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum "net capital" equal to the greater of $250,000 or two percent of "aggregate debit items," as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and is required to maintain "net capital," as defined, equal to the greater of $250,000 or four percent of "funds required to be segregated" arising from customer transactions. Net capital, aggregate debit items, and funds required to be segregated change from day to day, but at September 30, 2003, the Company had net capital and net capital requirements of approximately $8,398,000 and $711,000, respectively. The net capital rule may effectively restrict the repayment of liabilities subordinated to claims of general creditors and the payment of cash dividends.

The Company is also subject to capital requirements of various regulatory bodies. At September 30, 2003, the Company was in compliance with these capital requirements.